FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

I give below details of a change in the interests of the under-mentioned Person Discharging Managerial Responsibilities in the Ordinary shares of GlaxoSmithKline plc (the "Company"):

Ms E Walmsley
Following the vesting on 1 May 2015 of 25% of an award made on 1 May 2010 under the GlaxoSmithKline Deferred Investment Award Plan ('the Plan'), Ms Walmsley will receive a cash payment of 1505 pence per Ordinary share in respect of 13,669.339 notional Ordinary shares on 20 May 2015.

The Company and the above-mentioned individual were advised of this transaction on 6 May 2015.

This notification relates to a transaction notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

6 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 06, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc